UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the first quarter ended June 30, 2008

August 5, 2008
Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http: //www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date:	August 14, 2008	Trading accounts: Established

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the First Quarter ended June 30, 2008

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
First quarter ended	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
June 30, 2008	1,438,000	—	96,863	—	51,195	—
June 30, 2007	1,551,531	18.2	293,045	(8.9)	151,264	(31.1)

First quarter ended	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
June 30, 2008	4.91	4.88
June 30, 2007	14,627.71	14,539.13

(2)	Financial Conditions

As of	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets	Total Net Assets per Common Share
	million yen	million yen	%	yen
June 30, 2008	194,072,547	9,320,835	4.0	715.64
March 31, 2008	192,993,179	9,599,708	4.1	727.99

(Reference) Shareholders’ equity as of June 30, 2008: 7,748,654 million yen; March 31, 2008: 7,880,829 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below:

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	Risk-adjusted Capital Ratio will be disclosed separately in mid-August 2008.

2. Dividends on Common Stock

	Dividends per Share
Fiscal year	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
ended Mar. 31, 2008	—	7.00	—	7.00	14.00
ending Mar. 31, 2009	—	——	——	——
ending Mar. 31, 2009 (Forecast)	——	7.00	—	7.00	14.00

(*1)	Revision of forecasts for dividends during the first quarter: None

(*2)	Please refer to “Dividends on Preferred Stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2009 (Consolidated)

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	yen
Six months ending Sep. 30, 2008	3,250,000	0.0	510,000	2.5	270,000	5.2	25.50
Fiscal year ending Mar. 31, 2009	6,400,000	0.1	1,210,000	17.6	640,000	0.5	60.13

(*)	Revision of earnings forecasts during the first quarter: None

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisya) during the period: None

(2)	Adoption of simplified accounting methods or accounting methods used specifically for quarterly consolidated financial statements: Adopted

(*) Please refer to “4. Other ” in the Qualitative Information and Financial Statements section on page 5 for detailed information.

(3)	Changes in accounting policies, procedures and presentation rules adopted during the period:

(A) There were changes due to revisions to accounting standards.

(B) There were changes due to other reasons.

(*) Please refer to “4. Other ” in the Qualitative Information and Financial Statements section on page 5 for detailed information.

(4)	Number of common shares

(A) Total outstanding shares including treasury shares as of:

June 30, 2008	10,861,643,790 shares	March 31, 2008	10,861,643,790 shares

(B) Outstanding treasury shares as of:

June 30, 2008	505,104,308 shares	March 31, 2008	504,262,228 shares

(C) Average outstanding shares for the first quarter ended:

June 30, 2008	10,356,510,491 shares	June 30, 2007	10,207,573 shares

(Notes for using forecasted information etc.)

1.	Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). MUFG prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, August 10, 2007), except that assets, liabilities, income and expenses are classified based on the “Ordinance for the enforcement of the Banking Law” (Ministry of Finance Ordinance No. 10, 1982).

2.	A 1,000 for 1 stock split of common and preferred stocks became effective on September 30, 2007.

3.	The forecasts for “net income per common share” are calculated based on forecasted average number of common shares outstanding for the corresponding fiscal periods.

4.	This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see the Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

5.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended Mar. 31, 2008	—	30.00	—	30.00	60.00
Fiscal year ending Mar. 31, 2009	—	——	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	30.00	—	30.00	60.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 8
Fiscal year ended Mar. 31, 2008	—	7.95	—	7.95	15.90
Fiscal year ending Mar. 31, 2009	—	——	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	7.95	—	7.95	15.90

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended Mar. 31, 2008	—	2.65	—	2.65	5.30
Fiscal year ending Mar. 31, 2009	—	——	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	2.65	—	2.65	5.30

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended Mar. 31, 2008	—	5.75	—	5.75	11.50
Fiscal year ending Mar. 31, 2009	—	——	——	——
Fiscal year ending Mar. 31, 2009 (Forecast)	——	5.75	—	5.75	11.50

(Adjustments related to stock split effective on September 30, 2007)

A 1,000 for 1 stock split became effective on September 30, 2007. Adjusted “per share” information for the first quarter ended June 30, 2007 on the assumption that the stock split had been effective as of April 1, 2007 is as follows:

	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
Consolidated
First quarter ended June 30,2007	14.63	14.54

Mitsubishi UFJ Financial Group, Inc.

Qualitative Information and Financial Statements

1. Qualitative information related to the consolidated results of operations

(Please also refer to “I. Financial Highlights for the first quarter ended June 30, 2008” of “Selected Financial Information <under Japanese GAAP> for the first quarter ended June 30, 2008”.)

With respect to the economic and financial environment for the April-June quarter of 2008, the U.S. economy has continued to be sluggish due to the collapse of the housing bubble and the turmoil in the financial markets triggered by the subprime problem. European economies have also shown clear signs of a slowing trend. In contrast, the emerging economies such as China have sustained high growth, although they have shown partly signs of slowdown. Concerns over accelerated global inflation have rapidly increased due to a continued surge in prices of energy and raw materials. In Japan, the economy was underpinned by its exports to emerging countries, but corporate profits have been worsening reflecting the slowdown in the United States and Europe and rising prices of raw materials and fuels. Private consumption has been lackluster due to higher prices and slow income growth. Consumer prices have significantly increased due to higher crude oil and food prices.

In the financial environment, the U.S. federal funds target rate has been kept unchanged after being lowered to 2.0 percent in response to the subprime crisis. Meanwhile, in the Euro zone, the European Central Bank kept its key interest rate on hold at 4.0 percent amid strong inflation worries. The Bank of Japan left the uncollateralized overnight call rate target intact at 0.5 percent, but Japan’s short-term interest rates continued to be under some upward pressure on the back of credit uneasiness in the United States and Europe. Long-term interest rates surged toward the middle of June in reaction to concerns about early raising of interest rates in the United States and Europe, but showed a downward trend thereafter. In the foreign exchange market, the yen slightly depreciated against the dollar, since overly pessimistic views on the subprime crisis in the United States slightly eased.

Under such business environment, consolidated ordinary profits for the first quarter of the fiscal year 2008 decreased by 196.1 billion yen from the first quarter of the fiscal year 2007 to 96.8 billion yen, and consolidated net income for the first quarter of the fiscal year 2008 decreased by 100.0 billion yen from the first quarter of the fiscal year 2007 to 51.1 billion yen.

2. Qualitative information related to the consolidated financial conditions

(Please also refer to “I. Financial Highlights for the first quarter ended June 30, 2008” of “Selected Financial Information <under Japanese GAAP> for the first quarter ended June 30, 2008”.)

Total assets as of June 30, 2008 increased by 1,079.3 billion yen from March 31, 2008 to 194,072.5 billion yen, and total net assets as of June 30, 2008 decreased by 278.8 billion yen from March 31, 2008 to 9,320.8 billion yen. The decrease in total net assets reflected a decrease of total valuation and translation adjustments by 104.9 billion yen, which are mainly due to a decrease of net deferred gains (losses) on hedging instruments and foreign currency translation adjustments, and a decrease of minority interests by 146.9 billion yen, which are mainly due to redemption of preferred securities.

With regards to major items of assets, investment securities as of June 30, 2008 increased by 36.3 billion yen from March 31, 2008 to 40,888.0 billion yen, and loans and bills discounted as of June 30, 2008 increased by 1,019.0 billion yen from March 31, 2008 to 89,557.8 billion yen. With regards to major items of liabilities, deposits as of June 30, 2008 decreased by 652.9 billion yen from March 31, 2008 to 120,654.3 billion yen.

Mitsubishi UFJ Financial Group, Inc.

3. Qualitative information related to the consolidated earnings forecasts

There are no changes to our earnings forecasts for the fiscal year ending March 31, 2009 released on May 20, 2008.

4. Others

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisya) during the period: Not applicable

(2)	Simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Simplified accounting methods)

	Depreciation

Depreciation for tangible fixed assets, which are depreciated under the declining-balance method, is computed by proportionally allocating the estimated depreciation for the fiscal year.

‚	Allowance for credit losses

Except for claims on “bankrupt borrowers” and “substantially bankrupt borrowers” and claims on “potentially bankrupt borrowers” for which allowances are provided in specific amounts, allowances for credit losses are calculated based on reasonable measures, including the loan loss ratios used for the previous annual period-end settlement.

ƒ	Taxes

Income taxes are calculated in a manner similar to that in which they were calculated in the previous annual period-end settlement. However, immaterial adjustment items and immaterial tax credits are not considered in calculating the taxable income.

„	Collectability of deferred tax assets

The collectability of deferred tax assets is determined based on the earnings forecasts and tax planning used in the previous annual period-end settlement.

…	Deferred and accrued accounts

Amounts of certain deferred and accrued accounts are estimated based on reasonable measures.

(Accounting methods used specifically for quarterly consolidated financial statements)

	Taxes

At some consolidated subsidiaries, income taxes are calculated by applying a reasonably estimated effective tax rate to the income before income taxes and others for this fiscal quarterly period. The estimated effective tax rate is determined by estimating the effective tax rate after taking into account the tax effects for the full fiscal year, including this fiscal quarterly period.

Mitsubishi UFJ Financial Group, Inc.

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

	Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). MUFG prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007), except that assets, liabilities, income and expenses are classified based on the “Ordinance for the Enforcement of the Banking Law” (Ministry of Finance Ordinance No. 10, 1982).

‚	The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements”

The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No.18, May 17, 2006) is applicable to fiscal years beginning on or after April 1, 2008, and MUFG has adopted this practical solution starting in this fiscal quarterly period. The adoption of the practical solution resulted in a 6,960 million yen increase in each of ordinary profits and income before income taxes and others for the current quarter.

(Additional information)

Net actuarial loss (gain) not recognized as net periodic cost of retirement benefits, which is recorded on the financial statements of foreign subsidiaries under US GAAP in accordance with “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FASB Statement No.158) and which was previously deducted from net assets and allocated to “other assets” or “reserve for retirement benefits” in the consolidation process, is recorded separately, net of related tax effects and minority interests portion, as “pension liability adjustments of subsidiaries preparing financial statements under US GAAP”, under valuation and translation adjustments in net assets. This change resulted in a 20,091million yen decrease in “other assets”, a 9,148 million yen increase in “reserve for retirement benefits”, a 11,194 million yen decrease in “deferred tax assets” and a 6,098 million yen decrease in “minority interests”.

Mitsubishi UFJ Financial Group, Inc.

ƒ	The “Accounting Standard for Lease Transactions”

Finance leases other than those that were deemed to transfer the ownership of leased property to the lessees have previously been accounted for in a similar manner to operating leases. However, the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (ASBJ Guidance No.16, March 30, 2007) became applicable to fiscal years beginning on or after April 1, 2008, and MUFG adopted this accounting standard and practical guideline starting in this fiscal quarterly period.

(As lessees)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method with zero residual value over the lease term. Finance leases other than those that deem to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases. The adoption of the new standard resulted in a 129 million yen increase in lease assets and a 136 million yen increase in lease liabilities but did not have a material impact on the statement of income.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized primarily by allocating interest equivalents to applicable fiscal periods instead of recording sales and costs of goods sold. The adoption of the new standard resulted in a 28 million yen increase in ordinary profits, a 6,251 million yen increase in extraordinary gains and a 6,280 million yen increase in income before income taxes and others for the current quarter.

„	Net presentation of derivative instruments subject to master netting agreements

Beginning in this fiscal quarterly period, MUFG has started to record in its financial statements, on a gross basis, the fair value amounts recognized for derivative instruments executed with the same counterparty as assets and liabilities, which were previously netted out if there was a legally valid master netting agreement between the two parties.

MUFG examined its relevant accounting presentation practice from a viewpoint of best financial disclosure practice relating to credit risk and determined that its financial statements under Japanese GAAP should be prepared without offsetting derivative assets and liabilities because the amounts of cash collateral received or payable for derivative transactions have recently been increasing and, as a result, it is no longer sufficiently reasonable to offset only the fair value amounts recognized as assets and liabilities for derivative instruments.

This change resulted in a 3,352,100 million yen increase in trading assets, a 3,379,679 million yen increase in trading liabilities, a 875,794 million yen increase in other assets and a 848,214 million yen increase in other liabilities.

Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of June 30, 2008	As of March 31, 2008
Assets:
Cash and due from banks	9,551,694	10,281,603
Call loans and bills bought	855,511	1,293,705
Receivables under resale agreements	4,298,844	7,099,711
Receivables under securities borrowing transactions	6,483,564	8,240,482
Monetary claims bought	4,620,238	4,593,198
Trading assets	16,069,374	11,898,762
Money held in trust	393,876	401,448
Securities	40,888,076	40,851,677
Allowance for losses on securities	(29,559)	(30,166)
Loans and bills discounted	89,557,877	88,538,810
Foreign exchanges	1,465,983	1,241,656
Other assets	6,661,326	5,666,981
Tangible fixed assets	1,287,106	1,594,214
Intangible fixed assets	905,825	975,043
Deferred tax assets	772,981	773,688
Customers’ liabilities for acceptances and guarantees	11,375,935	10,652,865
Allowance for credit losses	(1,086,111)	(1,080,502)

Total assets	194,072,547	192,993,179

Liabilities:
Deposits	120,654,314	121,307,300
Negotiable certificates of deposit	7,232,232	7,319,321
Call money and bills sold	2,917,405	2,286,382
Payables under repurchase agreements	9,580,334	10,490,735
Payables under securities lending transactions	4,311,874	5,897,051
Commercial papers	155,239	349,355
Trading liabilities	9,631,931	5,944,552
Borrowed money	3,817,606	5,050,000
Foreign exchanges	886,117	972,113
Short-term bonds payable	585,685	417,200
Bonds payable	6,157,787	6,285,566
Due to trust accounts	1,481,037	1,462,822
Other liabilities	5,494,756	4,388,814
Reserve for bonuses	12,425	49,798
Reserve for bonuses to directors	46	434
Reserve for retirement benefits	63,411	64,771
Reserve for retirement benefits to directors	1,563	2,100
Reserve for loyalty award credits	8,933	8,079
Reserve for contingent losses	124,570	133,110
Reserve for losses related to business restructuring	7,985	22,865
Reserves under special laws	3,330	4,639
Deferred tax liabilities	48,927	84,185
Deferred tax liabilities for land revaluation	198,259	199,402
Acceptances and guarantees	11,375,935	10,652,865

Total liabilities	184,751,712	183,393,470

Net assets:
Capital stock	1,383,052	1,383,052
Capital surplus	1,865,621	1,865,696
Retained earnings	4,565,897	4,592,960
Treasury stock	(726,134)	(726,001)
Total shareholders’ equity	7,088,437	7,115,707
Net unrealized gains (losses) on other securities	717,308	595,352
Net deferred gains (losses) on hedging instruments	(31,378)	79,043
Land revaluation excess	143,222	143,292
Foreign currency translation adjustments	(156,952)	(52,566)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(11,982)	—
Total valuation and translation adjustments	660,217	765,121
Subscription rights to shares	2,783	2,509
Minority interests	1,569,396	1,716,370

Total net assets	9,320,835	9,599,708

Total liabilities and net assets	194,072,547	192,993,179

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statement of Income

(in millions of yen)	For the first quarter ended June 30, 2008
Ordinary income:
Interest income	918,641
(Interest on loans and bills discounted)	564,079
(Interest and dividends on securities)	159,659
Trust fees	32,375
Fees and commissions	282,742
Trading income	47,044
Other business income	106,023
Other ordinary income	51,173

Total ordinary income	1,438,000

Ordinary expenses:
Interest expenses	448,743
(Interest on deposits)	192,794
Fees and commissions	43,443
Trading expenses	2,880
Other business expenses	90,651
General and administrative expenses	560,203
Other ordinary expenses	195,212

Total ordinary expenses	1,341,136

Ordinary profits	96,863

Extraordinary gains	17,132
Gains on disposition of fixed assets	558
Gains on loans written-off	7,615
Reversal of reserve for contingent liabilities from financial instruments transactions	1,309
Impact upon the adoption of the Accounting standard for lease transactions	6,251
Other extraordinary gains	1,396
Extraordinary losses	7,598
Losses on disposition of fixed assets	4,101
Losses on impairment of fixed assets	3,496

Income before income taxes and others	106,397

Income taxes - current	16,533
Income taxes - deferred	12,334
Minority interests	26,333

Net income	51,195

Mitsubishi UFJ Financial Group, Inc.

Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14). MUFG prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007), except that assets liabilities, income and expenses are classified based on the “Ordinance for the Enforcement of the Banking Law” (Ministry of Finance Ordinance No. 10, 1982).

(3)	Notes on Going-Concern Assumption

Not applicable.

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Consolidated Statement of Income

(in millions of yen)	For the first quarter ended June 30, 2007
Ordinary income:
Interest income	973,932
(Interest on loans and bills discounted)	575,793
(Interest and dividends on securities)	207,074
Trust fees	34,190
Fees and commissions	310,771
Trading income	68,316
Other business income	54,636
Other ordinary income	109,684

Total ordinary income	1,551,531

Ordinary expenses:
Interest expenses	508,900
(Interest on deposits)	230,671
Fees and commissions	44,843
Trading expenses	431
Other business expenses	22,315
General and administrative expenses	532,026
Other ordinary expenses	149,968

Total ordinary expenses	1,258,486

Ordinary profits	293,045

Extraordinary gains	16,429
Extraordinary losses	2,209

Income before income taxes and others	307,265

Income taxes - current	25,872
Income taxes - deferred	98,787
Minority interests	31,341

Net income	151,264

Selected Financial Information

<under Japanese GAAP>

For the first quarter ended June 30, 2008

Mitsubishi UFJ Financial Group, Inc.

[Contents]

Starting in this fiscal year, MUFG has adopted the “Accounting Standards for Quarterly Financial Statements” (ASBJ Statement No. 12) and the “Implementation Guidance on the Accounting Standards for Quarterly Financial Statements” (ASBJ Guidance No. 14).

I. Financial Highlights for the first quarter ended June 30, 2008		I-1

II. Summary Report for the first quarter ended June 30, 2008

1. Financial Results	[ MUFG Consolidated ] *1	II-1

[ BTMU and MUTB Combined ] *2

[ BTMU Non-consolidated ]

[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] *3	II-5

[ BTMU Non-consolidated ]

[ MUTB Non-consolidated ]

[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Investment Securities	[ MUFG Consolidated ]	II-6

[ BTMU Non-consolidated ]

[ MUTB Non-consolidated ]

4. Return on Equity	[ MUFG Consolidated ]	II-9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	II-9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	II-9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	II-10

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

(*3)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights for the first quarter ended June 30, 2008

1. Highlights of Consolidated Statements of Income

Consolidated net business profits for the first quarter ended June 30, 2008 was ¥264.7 billion, a decrease of ¥77.4 billion compared with the first quarter of fiscal 2007.

Consolidated gross profits decreased to ¥801.2 billion by ¥64.7 billion compared with the first quarter of fiscal 2007. This was mainly due to a decrease of fees from securities businesses, investment trust related businesses and derivative transactions compared with the first quarter of fiscal 2007, even though net interest income was steady due to an increase in overseas lending.

General and administrative expenses increased to ¥536.5 billion by ¥12.6 billion compared with the first quarter of fiscal 2007. This was mainly due to an increase of investments for system integration as planned.

Total credit related costs increased to ¥141.7 billion by ¥57.7 billion compared with the first quarter of fiscal 2007, due to credit rating changes which reflected a domestic and overseas economic slowdown and deterioration of corporate performance.

As a result, consolidated net income for the first quarter ended June 30, 2008 was ¥51.1 billion, a decrease of ¥100.0 billion compared with the first quarter of fiscal 2007.

Earnings forecasts for Six Months ending September 30, 2008 and Fiscal Year ending March 31, 2009 remain unchanged.

(in billions of yen )	For the three months ended June 30, 2008	Change from the three months ended June 30, 2007
Gross profits before credit related costs for trust accounts	801.2	(64.7)
General and administrative expenses	536.5	12.6
Net business profits before provision for general allowance for credit losses and credit related costs for trust accounts	264.7	(77.4)
Credit related costs*1	(143.1)	(59.1)
Total of net gains (losses) on equity securities	(10.1)	(51.8)
Profits (Losses) from investments in affiliates	6.7	3.7
Other net non-recurring gains (losses)	(21.2)	(11.4)

Ordinary profits	96.8	(196.1)

Net extraordinary gains (losses)	9.5	(4.6)
Total of income taxes-current and income taxes-deferred	28.8	(95.7)
Minority interests	26.3	(5.0)

Net income	51.1	(100.0)

Total credit related costs*2 (negative amount express expenses)	(141.7)	(57.7)

*1	Credit related costs = Credit related costs(Net non-recurring gains(losses)) + Credit related costs for trust accounts + Provision for general allowance for credit losses
*2	Total credit related costs = Credit related costs + Reversal of allowance for credit losses + Reversal of reserve for contingent losses included in credit related costs

Mitsubishi UFJ Financial Group, Inc.

2. Loans

Loans and bills discounted (including trust accounts) increased to ¥89.8 trillion by ¥1.0 trillion compared with at March 31, 2008, mainly due to an increase in overseas lending.

*1 Loans booked in overseas branches, UnionBanCal Corporation and BTMU(China)

3. Deposits

Although individual deposits increased, Total deposits decreased to ¥120.6 trillion by ¥0.6 trillion compared with at March 31, 2008, due to a decrease in corporate deposits.

*1 BTMU adjusted its method of monitoring deposits from individuals and started monitoring from this quarter. The amount of deposits from individuals as of Mar 31, 2008, adjusted by using the new method of monitoring, was ¥61.8 trillion.

Mitsubishi UFJ Financial Group, Inc.

4. Non-performing loans (Sum of two banks*)

Disclosed claims ratio under the Financial Reconstruction Law was 1.16%, almost unchanged compared with at March 31, 2008.

* The two banks are The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation.

5. Net unrealized gains (losses) on securities (Total of other securities available for sale)

Net unrealized gains (losses) on other securities available for sale increased to ¥1.16 trillion by ¥0.16 trillion compared with at March 31, 2008, mainly due to an increase in unrealized gains on domestic equity securities.

Mitsubishi UFJ Financial Group, Inc.

6. Exposure to securitized products and related investments

Our exposure to securitized products and related investments as of June 30, 2008 is outlined below. (Figures are on a managerial basis and rounded off.)

(1)	Balance, net unrealized gains (losses), realized losses

•

The balance as of the end of June 2008 increased to ¥3.41 trillion in total, an increase of ¥91 billion compared with the balance as of the end of March 2008. This increase was mainly due to the depreciation of the Japanese yen against foreign currencies, so the balance denominated in local currencies decreased at the end of June 2008.

•	Net unrealized losses were ¥328 billion, and the rate of decline in market value was 9.6%, the same level compared with the rate at the end of March 2008.

•	The effect on the P/L for the first quarter of fiscal 2008 was a loss of ¥16 billion, mainly due to losses on disposal of residential mortgage-backed securities (RMBS).

		(¥bn)
		Balance[1]	Change from end of March	Net unrealized gains (losses)	Change from end of March	Change of market value	Change from end of March
1	RMBS	595	(17)	(82)	(16)	(13.9)%	(3.1)%
2	Sub-prime RMBS	181	(1)	(46)	(8)	(25.4)%	(4.6)%
3	CMBS	40	(3)	(1)	0	(1.5)%	(0.4)%
4	CLOs	2,176	95	(209)	(2)	(9.6)%	0.3%
5	Other securitized products (card, etc.)	542	23	(32)	5	(6.0)%	1.3%
6	CDOs	52	(6)	(4)	3	(8.4)%	3.9%
7	Sub-prime ABS CDOs	2	(1)	0	0	(17.9)%	7.7%
8	SIV investments	5	0	1	1	13.7%	13.7%

9	Total	3,411	91	(328)	(10)	(9.6)%	0.0%

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the figures in this page.

(2)	Distribution by rating

•	AAA-rated products account for 80% of our investments in securitized products, substantially unchanged from the end of March 2008.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	528	36	31	0	0	0	595
11	Sub-prime RMBS	161	20	0	0	0	0	181
12	CMBS	24	9	5	1	0	0	40
13	CLOs	1,849	114	171	35	4	3	2,176
14	Other securitized products (card, etc.)	297	41	50	147	4	3	542
15	CDOs	29	15	7	1	1	0	52
16	Sub-prime ABS CDOs	1	0	1	0	0	0	2
17	SIV investments	0	0	0	0	5	0	5

18	Total	2,727	215	265	185	14	6	3,411

19	Percentage of total	80%	6%	8%	5%	0%	0%	100%
20	Percentage of total (End of March)	80%	6%	8%	6%	0%	0%	100%

(3)	Distribution by RMBS vintage

•	We hold RMBS by diversifying its vintages.

		(¥bn)
		Vintage
		2,007	2,006	2,005	2,004 or earlier	Total
21	RMBS	103	313	159	20	595
22	Sub-prime RMBS	65	83	33	0	181
23	Non sub-prime RMBS	37	230	126	20	414

Mitsubishi UFJ Financial Group, Inc.

(4)	Credit exposure related to leveraged loan

•	We are not engaged in origination and distribution of securitized products of leveraged loans, therefore there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2008.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March
1	LBO Loan[2] (Balance on a commitment basis)	84	224	61	325	693	62
2	Balance on a booking basis	56	178	54	290	578	36

2. Includes balance after refinancing (Figures are rounded off.)

(5)	Special Purpose Entities (SPEs)

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2008 was ¥4.91 trillion (¥1.62 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

(6)	Monoline insurer related

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

7. Exposure to GSE related investments

We hold mortgage-backed securities arranged and guaranteed by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae), mainly as part of an ALM operation of foreign currencies.

Our holding balance of these mortgage-backed securities as of the end of June 2008 was ¥3,141 billion in total. Net unrealized losses were ¥51 billion, and the rate of decline in market value was 1.6%.

Our holding balance of debt securities issued by the above three institutions and Federal Home Loan Banks (Agency Securities) as of the end of June 2008 was ¥240 billion. Net unrealized gains were very small amount.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by assets
GSE	:	U.S. government sponsored enterprises such as Federal National Mortgage Association (Fannie Mae)

Mitsubishi UFJ Financial Group, Inc.

II. Summary Report for the first quarter ended June 30, 2008

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	801.2	866.0	(64.7)
(Gross profits before credit costs for trust accounts)	801.2	866.0	(64.7)
Net interest income	470.0	465.7	4.3
Trust fees	32.3	34.1	(1.8)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	239.2	265.9	(26.6)
Net trading profits	44.1	67.8	(23.7)
Net other business profits	15.3	32.3	(16.9)
Net gains (losses) on debt securities	7.3	(14.2)	21.6
General and administrative expenses	536.5	523.9	12.6
Amortization of goodwill	4.2	2.2	2.0
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	268.9	344.4	(75.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	264.7	342.1	(77.4)
Provision for general allowance for credit losses (2)	(1.6)	14.2	(15.9)
Net business profits*	263.0	356.4	(93.3)
Net non-recurring gains (losses)	(166.1)	(63.3)	(102.8)
Credit costs (3)	(141.4)	(98.3)	(43.1)
Losses on loan write-offs	(48.7)	(27.4)	(21.3)
Provision for specific allowance for credit losses	(92.3)	(60.2)	(32.0)
Other credit costs	(0.3)	(10.5)	10.2
Net gains (losses) on equity securities	(10.1)	41.7	(51.8)
Gains on sales of equity securities	19.4	52.8	(33.3)
Losses on sales of equity securities	(0.8)	(2.1)	1.2
Losses on write down of equity securities	(28.7)	(8.9)	(19.7)
Profits (losses) from investments in affiliates	6.7	2.9	3.7
Other non-recurring gains (losses)	(21.2)	(9.8)	(11.4)

Ordinary profits	96.8	293.0	(196.1)

Net extraordinary gains (losses)	9.5	14.2	(4.6)
Gains on loans written-off	7.6	8.4	(0.7)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	1.3	—	1.3
Income before income taxes and others	106.3	307.2	(200.8)
Income taxes-current	16.5	25.8	(9.3)
Income taxes-deferred	12.3	98.7	(86.4)
Minority interests	26.3	31.3	(5.0)

Net income	51.1	151.2	(100.0)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(141.7)	(84.0)	(57.7)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	517.1	540.8	(23.6)
(Gross profits before credit costs for trust accounts)	517.1	540.8	(23.6)
Net interest income	367.1	347.6	19.4
Trust fees	24.5	24.9	(0.3)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	105.4	118.1	(12.6)
Net trading profits	6.2	21.9	(15.6)
Net other business profits	13.7	28.2	(14.4)
Net gains (losses) on debt securities	9.0	(16.7)	25.7
General and administrative expenses	343.3	320.2	23.0
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	173.8	220.6	(46.7)
Provision for general allowance for credit losses (2)	(7.2)	4.3	(11.6)
Net business profits	166.6	224.9	(58.3)
Net non-recurring gains (losses)	(127.7)	(27.3)	(100.3)
Credit costs (3)	(97.6)	(56.9)	(40.7)
Losses on loan write-offs	(45.2)	(24.4)	(20.8)
Provision for specific allowance for credit losses	(47.9)	(30.7)	(17.1)
Other credit costs	(4.4)	(1.7)	(2.7)
Net gains (losses) on equity securities	(11.6)	38.5	(50.2)
Gains on sales of equity securities	16.9	48.7	(31.7)
Losses on sales of equity securities	(0.6)	(1.8)	1.1
Losses on write down of equity securities	(27.9)	(8.3)	(19.6)
Other non-recurring gains (losses)	(18.3)	(8.9)	(9.3)

Ordinary profits	38.9	197.5	(158.6)

Net extraordinary gains (losses)	3.0	13.4	(10.3)
Reversal of allowance for credit losses (4)	0.3	8.2	(7.9)
Reversal of reserve for contingent losses included in credit costs (5)	0.6	—	0.6
Income before income taxes	41.9	211.0	(169.0)
Income taxes-current	0.3	3.6	(3.2)
Income taxes-deferred	8.9	92.0	(83.0)

Net income	32.6	115.3	(82.6)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(103.9)	(44.2)	(59.6)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	435.0	435.8	(0.7)
Net interest income	326.3	285.4	40.8
Net fees and commissions	85.6	90.0	(4.4)
Net trading profits	8.4	23.4	(14.9)
Net other business profits	14.6	36.8	(22.1)
Net gains (losses) on debt securities	7.6	(2.8)	10.5
General and administrative expenses	291.4	269.9	21.5
Net business profits before provision for general allowance for credit losses	143.5	165.8	(22.3)
Provision for general allowance for credit losses (1)	(7.2)	4.3	(11.6)
Net business profits	136.3	170.2	(33.9)
Net non-recurring gains (losses)	(118.7)	(32.5)	(86.2)
Credit costs (2)	(96.5)	(56.5)	(40.0)
Losses on loan write-offs	(44.2)	(24.1)	(20.0)
Provision for specific allowance for credit losses	(47.9)	(30.7)	(17.1)
Other credit costs	(4.4)	(1.6)	(2.7)
Net gains (losses) on equity securities	(5.2)	32.5	(37.8)
Gains on sales of equity securities	15.4	41.9	(26.5)
Losses on sales of equity securities	(0.4)	(1.7)	1.3
Losses on write down of equity securities	(20.2)	(7.5)	(12.6)
Other non-recurring gains (losses)	(16.9)	(8.5)	(8.4)

Ordinary profits	17.5	137.7	(120.1)

Net extraordinary gains (losses)	2.6	5.9	(3.3)
Reversal of allowance for credit losses (3)	—	—	—
Income before income taxes	20.2	143.7	(123.4)
Income taxes-current	0.7	3.5	(2.7)
Income taxes-deferred	5.4	63.8	(58.4)

Net income	14.0	76.3	(62.3)

(Reference)
Total credit costs (1)+(2)+(3)	(103.8)	(52.2)	(51.6)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the first quarter ended June 30, 2008 (A)	For the first quarter ended June 30, 2007 (B)	Increase (Decrease) (A)-(B)
Gross profits	82.1	105.0	(22.9)
(Gross profits before credit costs for trust accounts)	82.1	105.0	(22.9)
Trust fees	24.5	24.9	(0.3)
Credit costs for trust accounts (1)	—	—	—
Net interest income	40.7	62.2	(21.4)
Net fees and commissions	19.8	28.0	(8.1)
Net trading profits	(2.1)	(1.4)	(0.6)
Net other business profits	(0.9)	(8.6)	7.7
Net gains (losses) on debt securities	1.3	(13.9)	15.2
General and administrative expenses	51.8	50.3	1.5
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	30.3	54.7	(24.4)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	30.3	54.7	(24.4)
Net non-recurring gains (losses)	(8.9)	5.1	(14.0)
Credit costs (3)	(1.0)	(0.3)	(0.7)
Losses on loan write-offs	(0.9)	(0.2)	(0.7)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.0)	(0.1)	0.0
Net gains (losses) on equity securities	(6.4)	5.9	(12.3)
Gains on sales of equity securities	1.5	6.7	(5.2)
Losses on sales of equity securities	(0.2)	(0.0)	(0.2)
Losses on write down of equity securities	(7.6)	(0.7)	(6.9)
Other non-recurring gains (losses)	(1.4)	(0.4)	(0.9)

Ordinary profits	21.3	59.8	(38.4)

Net extraordinary gains (losses)	0.3	7.4	(7.0)
Reversal of allowance for credit losses (4)	0.3	8.2	(7.9)
Reversal of reserve for contingent losses included in credit costs (5)	0.6	—	0.6
Income before income taxes	21.7	67.2	(45.5)
Income taxes-current	(0.4)	0.1	(0.5)
Income taxes-deferred	3.5	28.2	(24.6)

Net income	18.6	38.9	(20.3)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(0.0)	7.9	(8.0)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	129.9	117.7
Doubtful	595.4	556.0
Special attention	378.2	384.6

Total non performing loans (A)	1,103.5	1,058.5

Total loans (B)	94,589.5	91,961.4

Non performing loan ratio (A) / (B)	1.16%	1.15%

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	119.0	108.7
Doubtful	564.9	510.3
Special attention	344.9	346.3

Total non performing loans (A)	1,028.8	965.4

Total loans (B)	84,508.0	81,804.4

Non performing loan ratio (A) / (B)	1.21%	1.18%

MUTB Non-consolidated
	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	10.7	8.8
Doubtful	30.3	45.5
Special attention	32.3	37.4

Total non performing loans (A)	73.4	91.8

Total loans (B)	9,933.3	10,004.4

Non performing loan ratio (A) / (B)	0.73%	0.91%

MUTB Non-consolidated : Trust Accounts
	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Bankrupt or De facto bankrupt	0.1	0.1
Doubtful	0.1	0.1
Special attention	0.9	0.9

Total non performing loans (A)	1.2	1.2

Total loans (B)	148.1	152.5

Non performing loan ratio (A) / (B)	0.85%	0.83%

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Investment Securities

MUFG Consolidated

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	2,989.4	5.0	2,941.9	20.2

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	36,300.2	1,167.4	36,162.1	1,004.8
Domestic equity securities	6,108.4	1,843.4	5,674.7	1,377.9
Domestic bonds	17,517.1	(145.3)	17,062.1	(8.8)
Other	12,674.6	(530.6)	13,425.3	(364.2)
Foreign equity securities	206.8	85.9	192.2	95.1
Foreign bonds	7,545.5	(142.8)	8,415.0	(20.8)
Other	4,922.3	(473.7)	4,818.0	(438.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,908.0	(3.4)	1,946.9	2.1
Stocks of subsidiaries and affiliates	1,476.4	231.7	1,453.8	230.8

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	33,175.5	727.5	32,577.3	521.3
Domestic equity securities	5,219.1	1,214.0	4,838.3	813.4
Domestic bonds	18,277.9	(120.5)	17,425.6	(33.7)
Other	9,678.5	(365.8)	10,313.4	(258.3)
Foreign equity securities	238.8	89.7	246.2	96.1
Foreign bonds	5,134.3	(108.1)	5,869.8	(18.0)
Other	4,305.2	(347.5)	4,197.3	(336.4)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	978.5	9.9	909.3	18.0
Stocks of subsidiaries and affiliates	6.4	(1.3)	6.4	(1.7)

	(in billions of yen)
	As of June 30, 2008		As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	5,753.5	209.1	6,012.3	194.3
Domestic equity securities	1,158.7	342.6	1,075.7	250.0
Domestic bonds	2,173.8	(22.5)	2,595.8	23.8
Other	2,420.9	(110.9)	2,340.7	(79.6)
Foreign equity securities	17.9	(0.6)	9.8	(0.4)
Foreign bonds	1,808.0	(48.4)	1,798.0	(12.5)
Other	594.9	(61.8)	532.9	(66.6)

Mitsubishi UFJ Financial Group, Inc.

4. Return on Equity

MUFG Consolidated

	(%)
	For the first quarter ended June 30, 2008	For the first quarter ended June 30, 2007
ROE (*)	2.94	9.72

(*) ROE is computed as follows:

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(%)
	For the first quarter ended June 30, 2008	For the first quarter ended June 30, 2007
Average interest rate on loans and bills discounted	1.77	1.68
Average interest rate on deposits and NCD	0.32	0.24
Interest rate spread	1.45	1.43

6. Loans and Deposits BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Deposits (ending balance)	113,843.7	114,081.0
Deposits (average balance)	113,495.4	110,730.4
Loans (ending balance)	81,738.2	80,176.6
Loans (average balance)	80,472.4	77,548.0

	(in billions of yen)
	As of June 30, 2008	As of March 31, 2008
Domestic Deposits (ending balance) (*1)	101,702.7	102,317.0
Deposits from individuals (*2)	62,950.1	62,594.7

(*1)	Amounts do not include negotiable certificates of deposit and JOM accounts.
(*2)	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal quarterly period, deposits from unincorporated associations are excluded from “deposits from individuals”. The amount of deposits from individuals (a simple sum of BTMU and MUTB) as of March 31, 2008, as adjusted by using the new method of monitoring, is 61,836.2 billion yen.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of June 30, 2008	As of March 31, 2008
Assets:
Loans and bills discounted	243.1	258.8
Securities	52,012.8	56,653.8
Beneficiary rights to the trust	29,397.9	29,364.9
Securities held in custody accounts	1,230.1	1,447.4
Monetary claims	11,868.0	12,088.3
Tangible fixed assets	9,124.2	9,006.2
Intangible fixed assets	134.7	135.3
Other claims	2,059.3	2,526.3
Call loans	1,168.5	1,562.4
Due from banking account	1,480.8	1,462.6
Cash and due from banks	2,486.9	2,470.1

Total assets	111,206.9	116,976.5

Liabilities:
Money trusts	22,280.8	27,359.0
Pension trusts	12,921.4	13,188.9
Property formation benefit trusts	12.7	12.6
Loan trusts	205.5	233.1
Investment trusts	27,586.6	27,242.7
Money entrusted other than money trusts	2,729.5	2,782.4
Securities trusts	1,468.7	1,812.1
Monetary claim trusts	12,461.1	12,611.7
Equipment trusts	37.9	39.5
Land and fixtures trusts	105.0	105.3
Composite trusts	31,397.3	31,588.7

Total liabilities	111,206.9	116,976.5

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.